Director's Agenda Date (Office use only)   1/25/2010

MINERAL LEASE NO. ML 51705-OBA

GRANT: **SCH**

UTAH STATE MINERAL LEASE FOR
BITUMINOUS – ASPHALTIC SANDS

THIS MINING LEASE AND AGREEMENT (the "Lease") is entered into and is effective as of __FEBRUARY 1, 2010,__ by and between the STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION, 675 East 500 South, Suite 500, Salt Lake City, Utah 84102 ("Lessor"), and

EARTH ENERGY RESOURCES, INC.
SUITE 740, 404 – 6th AVENUE SW
CALGARY, ALBERTA T2P OR9

having a business address as shown above ("Lessee").

WITNESSETH:

That the State of Utah, as Lessor, in consideration of the rentals, royalties, and other financial consideration paid or required to be paid by Lessee, and the covenants of Lessee set forth below, does hereby GRANT AND LEASE to Lessee the exclusive right and privilege to explore for, drill for, mine, remove, transport, convey, cross-haul, commingle, and sell the leased substances covered by this lease and located within the boundaries of the following-described tract of land (the "Leased Premises") located in __Uintah__ County, State of Utah:

> **T15S, R23E, SLB&M.**
> SEC. 27: NE¼, N½NW¼, SE¼NW¼, S½
> SEC. 28: SE¼
> SEC. 33: NE¼
> SEC. 34: ALL

Containing 1,560.00   acres, more or less.

Together with the right and privilege to make use of the surface and subsurface of the Leased Premises for uses reasonably incident to the mining of leased substances by Lessee on the Leased Premises or on other lands under the control of Lessee or mined in connection with operations on the Leased Premises, including, but not limited to, conveying, storing, loading, hauling and otherwise transporting leased substances; excavating; removing, stockpiling, depositing and redepositing of surface materials; developing and utilizing mine portals and adjacent areas for access, staging and other purposes incident to mining; and the subsidence, mitigation, restoration and reclamation of the surface.

This Mining Lease and Agreement is subject to, and Lessee hereby agrees to and accepts, the following covenants, terms, and conditions:

1. <u>LEASED SUBSTANCES</u>.

    1.1 "<u>Bituminous Sands - Asphaltic Sands</u> " as Classified and defined in Utah Administrative Code R850-22-200, means rock or sand impregnated with asphalt or heavy oil and is synonymous with the term "tar sands." This lease does not cover any substances, either combustible or non-combustible, which are produced in a gaseous or rarefied state at ordinary temperature and pressure conditions other than gas which results from artificial introduction of heat. Nor does this lease embrace any right to recover any liquid hydrocarbon substance which occurs naturally in a liquid form in the earth regardless of depth, including drip gasoline or other natural condensate recovered from gas, nor does this lease authorize recovery of any gilsonite, oil shale, elaterite, ozocerite, or any other hydrocarbons, or bituminous compounds excepting rock or sand impregnated with asphalt or heavy oil which dries to a viscous or solid bitumen near the surface of the earth.

    This lease includes as part of the leased substances any deposits of nahcolite (sodium bicarbonate), dawsonite (di-hydroxy sodium aluminum carbonate) or other sodium minerals found in association with the tar sands deposits. Should the Lessee plan to develop any deposit of said nahcolite, dawsonite or other sodium minerals prior to the commencement of said operations Lessor will require a showing of facts relative to the extent of any deposit which a Lessee proposes to mine to demonstrate to Lessor that the operations by the Lessee will not damage and prevent future mining of other minerals from the State lands.. Any deposit of nahcolite or dawsonite found in association with tar sands deposits on the leased lands will be mined or removed contemporaneously with the tar sands or subsequent to the mining or removal of the tar sands.

    In the event that minerals or materials other than the leased substances are discovered during lease operations, Lessee shall promptly notify the Lessor and shall not further disturb or remove the other minerals or materials without Lessor's written permission. Upon notifying Lessor of such discovery the Lessee shall have preference in making application to the Lessor for a lease or permit covering the unleased minerals or materials that are discovered.

    1.2 <u>No Warranty of Title</u>. Lessor claims title to the mineral estate covered by this Lease. Lessor does not warrant title nor represent that no one will dispute the title asserted by Lessor. It is expressly agreed that Lessor shall not be liable to Lessee for any alleged deficiency in title to the mineral estate, nor shall Lessee become entitled to any refund for any rentals, bonuses, or royalties paid under this Lease in the event of title failure.

2. <u>RESERVATIONS TO LESSOR</u>. Subject to the exclusive rights and privileges granted to Lessee under this Lease, and further provided that Lessor shall refrain from taking actions with respect to the Leased Premises that may unreasonably interfere with Lessee's operations, Lessor hereby excepts and reserves from the operation of this Lease the following rights and privileges (to the extent that Lessor has the right to grant such rights and privileges):

    2.1 <u>Rights-of-Way and Easements</u>. Lessor reserves the right, following consultation with the Lessee, to establish rights-of-way and easements upon, through or over the Leased Premises, under terms and conditions that will not unreasonably interfere with operations under this Lease, for roads, pipelines, electric transmission lines, transportation and utility corridors, mineral access, and any other purpose deemed reasonably necessary by Lessor.

    2.2 <u>Other Mineral Leases</u>. Lessor reserves the right to enter into mineral leases and agreements with third parties covering minerals other than the leased substances, under terms and conditions that will not unreasonably interfere with operations under this Lease in accordance with Lessor's regulations, if any, governing multiple mineral development.

2.3   <u>Use and Disposal of Surface</u>. To the extent that Lessor owns the surface estate of the Leased Premises and subject to the rights granted to the Lessee pursuant to this Lease. Lessor reserves the right to use, lease, sell, or otherwise dispose of the surface estate or any part thereof, provided that any such actions will not unreasonably interfere with operations under this Lease. Lessor shall notify Lessee of any such sale, lease, or other disposition of the surface estate.

2.4   <u>Rights Not Expressly Granted</u>. Lessor further reserves all rights and privileges of every kind and nature, except as specifically granted in this Lease, provided that any actions under such reservations will not unreasonably interfere with operations under this Lease.

3.   <u>TERM OF LEASE; MINIMUM ROYALTIES; READJUSTMENT</u>.

3.1   <u>Primary Term</u>. This Lease is granted for a "primary term" of ten (10) years from the date hereinabove first written.

3.2   <u>Extension Beyond Primary Term By Production</u>. Subject to Lessee's compliance with the other provisions of this Lease, this Lease shall remain in effect beyond the primary term so long as leased substances are being produced in paying quantities, as delivered herein, from the Leased Premises, or from lands constituting a mining unit approved by Lessor in its reasonable discretion. For purposes of this lease, production of leased substances in paying quantities shall mean mining and sale of the leased substances during the lease-year in an amount sufficient to cover all operating expenses accruing to the lessee pursuant to the leasehold for that lease year, including the payment of all taxes and the payment of rentals and royalties accruing to the Lessor.

3.3   <u>Extension Beyond Primary Term By Diligent Development, Financial Investment and Minimum Royalty</u>. In the absence of actual production in paying quantities as set forth in paragraph 3.2. Extension Beyond Primary Term, this Lease shall remain in effect beyond the primary term only if the Lessee is engaged in diligent operations, exploration or development activity which in Lessor's sole discretion is calculated to advance development or production of leased substances from the Leased Premises or lands constituting an approved mining unit which includes the Leased Premises, has made a substantial financial investment for the direct purpose of advancing development or production of leased substances from the Leased Premises or lands constituting an approved mining unit which includes the Leased Premises, and Lessee pays the annual minimum royalty set forth in Paragraph 3.4, Minimum Royalty, in advance before the anniversary date of the date first written hereinabove.

3.4   <u>Minimum Royalty</u>. Commencing with the with the effective date of the lease to and including the tenth (10th) year of this lease the Lessee shall pay Lessor, before the Effective Date and each anniversary thereof, an advanced annual minimum royalty in the amount of Ten Dollars ($10.00) per acre and for any fractional part of an acre. Beginning with the eleventh (11th) year of this lease to and including the fifteenth (15th) year of this lease, the advanced annual minimum royalty shall be increased to Fifteen Dollars ($15.00) per acre and for any fractional part of an acre. For any term of this lease beyond fifteenth (15th) year, if the lease is still in full force and effect, the advanced annual minimum royalty shall be increased to Twenty Dollars ($20.00) per

acre and for any fractional part of an acre covered by this lease. Lessee may credit each lease-year's minimum royalty payment against actual production royalties accruing during that lease year, but such credit shall not carry over beyond the lease year in which the advance royalty was paid. Minimum royalties may not be credited against the annual rentals or bonus bids.

3.5 Expiration; Cessation of Production. This Lease may not be extended pursuant to paragraph 3.3, Diligent Operations, beyond the end of the twentieth year after the Effective Date except by the actual production of leased substances in commercial quantities from the Leased Premises or from lands constituting an approved mining unit which includes the Leased Premises, or except by suspension of the Lease pursuant to Article 17.3, unless otherwise specifically approved in writing by the Director of the Trust Lands Administration in the interest of the trust beneficiaries. After expiration of the primary term, this Lease will expire of its own terms, without the necessity of any notice or action by Lessor, if: (a) Lessee fails to produce leased substances in accordance with Article 3.2; (b) Lessee ceases to engage in exploration, development, or operations or fails to pay annual advance minimum royalties in accordance with Article 3.4; or, (c) the Director fails to make a written determination that it is in the interest of the trust beneficiaries to extend this lease.

3.6 Readjustment. At the end of the primary term and at the end of each period of ten (10) years thereafter ("Readjustment Period"), Lessor may exercise its option to readjust the terms and conditions of this Lease (including without limitation rental rates, minimum royalties, royalty rates and valuation methods, and provisions concerning reclamation). Notice of intent to exercise the right to readjust is timely given by Lessor if mailed prior to the end of the Readjustment Period to the last address set forth for Lessee in Lessor's files. Lessor shall have up to one year after exercising its option to readjust to review and communicate in writing the final readjusted terms of the lease. If within thirty (30) days after submission of the readjusted lease terms to the Lessee, the Lessee determines that any or all of the proposed readjusted terms and conditions are unreasonable, then Lessee shall so notify Lessor in writing and the parties, acting reasonably, shall attempt to resolve the objectionable term or condition. If the parties are unable, acting reasonably, to resolve the matter and agree upon the readjusted terms and conditions as submitted by Lessor at the end of the Readjustment Period, Lessee shall forfeit any right to the continued extension of this lease, and the lease shall automatically terminate, provided that nothing herein shall be deemed to preclude Lessee from appealing any readjustment by Lessor pursuant to applicable law.

4. BONUS BID. Lessee agrees to pay Lessor an initial bonus bid in the sum of $ 15,600.00 dollars as partial consideration for Lessor's issuance of this Lease, payable in cash prior to execution of this lease. The initial bonus bid may not be credited against annual rentals, annual minimum royalties or production royalties accruing pursuant to this lease.

5. RENTALS/MINIMUM RENTALS. Lessee agrees to pay Lessor an annual rental of $1.00 for each acre and fractional part thereof within the Leased Premises; provided however, the minimum annual rental required by this lease shall be $500.00 irrespective of acreage. Lessee shall promptly pay annual rentals each year in advance before the anniversary date of the Effective Date. The rental payment for a mineral lease year may be credited against production royalties only as they accrue for that lease year. The Lessee may not credit rentals paid for one lease year against production royalties accruing to another lease year. Rental payments may not be credited against minimum royalties or bonus bids accruing to any lease year.

6.   ROYALTIES.

6.1   Production Royalties. Lessee shall pay lessor a production royalty on the basis of 8% of the market price, including all bonuses and allowances received by Lessee, at the point of shipment from the leased premises of the first marketable product or products produced from the leased substances and sold under a bonafide arms length contract of sale, whether or not such product or products are produced through chemical or mechanical treating or processing of the leased substances raw material. The Lessee may deduct the reasonable actual cost of transportation to the first point of sale, grade adjustment, and processing costs incurred for placing the product in marketable condition. In no event shall the production royalty be less than one dollar ($1.00) per barrel of produced substance. The royalty may, at the discretion of Lessor, be increased after the first ten (10) years of production at a rate of not in excess of one percent (1%) per annum until a maximum of twelve and one-half percent (12½%) royalty is reached; provided, that notwithstanding the foregoing provision, the royalty which Lessee shall pay at any time under this lease, after notice and hearing, may be fixed by Lessor up to the highest royalty rate then being paid by any tar sands Lessee under any Federal or State tar sands or combined hydrocarbon lease within the State of Utah, but not in excess of a royalty rate of twelve and one-half percent (12½%) during the primary term.

6.2   Non-Arms Length Transactions. In the event that Lessee uses, sells or otherwise disposes of leased substances without a non-arm's-length contract or bill of sale, Lessee shall promptly notify Lessor of such use, sale or disposal. The Director may then determine and assign the Gross Value to the leased substances for royalty purposes after taking into account spot market prices, the value of similar or like leased substances reported by other trust lands lessees, the value of like mineral commodities as reported by the United States Geological Survey, and other pertinent economic data regarding the fair market value of the leased substances, f.o.b. the mine.

6.3   No Deductions. It is expressly understood and agreed that none of Lessee's mining costs, including but not limited to costs for materials, labor, overhead, distribution, loading, crushing, or general and administrative activities, may be deducted in computing Lessor's royalty. All such costs shall be entirely borne by Lessee and are anticipated by the rate of royalty set forth in this Lease.

6.4   Royalty Payment. For all leased substances that are sold or transported from the leased lands during a particular month, Lessee shall pay royalties to Lessor before the end of the next succeeding month. Royalty payments shall be accompanied by a verified statement, in a form approved by Lessor, stating the amount of leased substances sold or transported, the gross proceeds accruing to Lessee, and any other information reasonably required by Lessor to verify production and disposition of the leased substances or leased substances products. Delinquent royalties may be subject to late fees and penalties in accordance with Lessor's Rules.

6.5   Suspension, Waiver or Reduction of Rents or Royalties. Lessor, to the extent not prohibited by applicable law, is authorized to waive, suspend, or reduce the rental or minimum royalty, or reduce the royalty applicable with respect to the entire Lease, whenever in Lessor's sole judgment it is necessary to do so in order to promote development, or whenever in the Lessor's sole judgment the Lease cannot be successfully operated under the terms provided herein and continued operations are in the trust land beneficiaries best interest.

7. RECORDKEEPING; INSPECTION; AUDITS.

7.1 Registered Agent; Records. Lessee shall maintain a registered agent within the State of Utah to whom any and all notices may be sent by Lessor and upon whom process may be served. Lessee shall also maintain an office within the State of Utah containing originals or copies of all maps, engineering data, permitting materials, books, records or contracts (whether such documents are in paper or electronic form) generated by Lessee that pertain in any way to leased substances production, output and valuation; mine operations; assays; processing returns; leased substances sales and dispositions; and calculation of royalties from the Leased Premises. Lessee shall maintain such documents for at least seven years after the date of the leased substances production to which the documents pertain.

7.2 Inspection. Lessor's employees and authorized agents at Lessor's sole risk and expense shall have the right to enter the Leased Premises to check scales as to their accuracy, and to go on any part of the Leased Premises to examine, inspect, survey and take measurements for the purposes of verifying production amounts and proper lease operations. Upon reasonable notice to Lessee, Lessor's employees and authorized agents shall further have the right to audit, examine and copy (at Lessor's expense) all documents described in paragraph 7.1, Registered Agent; Records, whether such documents are located at the mine site or elsewhere. Lessee shall furnish all conveniences necessary for said inspection, survey, or examination; provided, however, that such inspections shall be conducted in a manner that is in conformance with all applicable mine safety regulations and does not unreasonably interfere with Lessee's operations.

7.3 Geologic Information. In the event Lessee conducts core-drilling operations or other geologic evaluation of the Leased Premises, Lessor may inspect core samples, evaluations thereof, and proprietary geologic information concerning the Leased Premises. Upon request by Lessor, Lessee shall timely provide Lessor with a true and correct copy of all such evaluations, geological reports, drilling logs, assays and interpretive maps of the leased substances within the leased lands.

7.4 Confidentiality. Any and all documents and geologic data obtained by Lessor through the exercise of its rights as set forth in paragraphs 7.2, Inspection., and 7.3, Geologic Information., may be declared confidential information by Lessee, in which event Lessor and its authorized agents shall maintain such documents and geologic data as protected records under the Utah Governmental Records Access Management Act or other applicable privacy statute, and shall not disclose the same to any third party without the written consent of Lessee, or as required under the order of a court of competent jurisdiction requiring such disclosure, provided that Lessor's obligations of confidentiality to Lessee shall cease upon termination of this Lease.

8. USE OF SURFACE ESTATE.

8.1 Lessor-Owned Surface. If Lessor owns the surface estate of all or some portion of the Leased Premises, at the time of the execution of this Lease, by issuance of this Lease the Lessee has been granted the right to make use of such lands to the extent reasonably necessary and expedient for the economic operation of the leasehold. Lessee's right to surface use of Lessor-owned surface estate shall include the right to subside the surface. Such surface uses shall be exercised subject to the rights reserved to Lessor as provided in paragraph 2, RESERVATIONS TO LESSOR, and without unreasonable interference with the rights of any prior or subsequent lessee of Lessor.

8.2   Split-Estate Lands. If Lessor does not own the surface estate of any portion of the Leased Premises. Lessee's access to and use of the surface of such lands shall be determined by applicable law governing mineral development on split-estate lands. including without limitation applicable statutes governing access by mineral owners to split estate lands. and reclamation and bonding requirements. Lessee shall indemnify. defend and hold Lessor harmless for all claims. causes of action. damages. costs and expenses (including attorney's fees and costs) arising out of or related to damage caused by Lessee's operations to surface lands or improvements owned by third parties.

9.   APPLICABLE LAWS AND REGULATIONS; HAZARDOUS SUBSTANCES

9.1   Trust Lands Statute and Regulations. This Lease is issued pursuant to, and is subject to. the provisions of Title 53C, Utah Code Annotated, 1953. as amended. Further. Lessee and this lease are subject to and shall comply with all current and future rules and regulations adopted by the School and Institutional Trust Lands Administration and its successor agencies.

9.2   Other Applicable Laws and Regulations. Lessee shall comply with all applicable federal, state and local statutes, regulations. and ordinances. including without limitation the Utah Mined Land Reclamation Act, applicable statutes and regulations relating to mine safety and health. and applicable statutes. regulations and ordinances relating to public health, pollution control, management of hazardous substances and environmental protection.

9.3   Hazardous Substances. Lessee [or other occupant pursuant to any agreement authorizing mining] shall not keep on or about the premises any hazardous substances. as defined under 42 U.S.C. § 9601(14) or any other Federal environmental law. any regulated substance contained in or released from any underground storage tank, as defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6991, et seq. or any substances defined and regulated as "hazardous" by applicable State law. (hereinafter, for the purposes of this Lease. collectively referred to as "Hazardous Substances") unless such substances are reasonably necessary in Lessee's mining operations. and the use of such substances or tanks is noted and approved in the Lessee's mining plan. and unless Lessee fully complies with all Federal. State and local laws, regulations, statutes, and ordinances, now in existence or as subsequently enacted or amended, governing Hazardous Substances. Lessee shall immediately notify Lessor. the surface management agency, and any other Federal, State and local agency with jurisdiction over the Leased Premises, of contamination thereon. of (i) all reportable spills or releases of any Hazardous Substance affecting the Leased Premises, (ii) all failures to comply with any applicable Federal, state or local law, regulation or ordinance governing Hazardous Substances, as now enacted or as subsequently enacted or amended, (iii) all inspections of the Leased Premises by, or any correspondence, order, citations, or notifications from any regulatory entity concerning Hazardous Substances affecting the Leased Premises, (iv) all regulatory orders or fines or all response or interim cleanup actions taken by or proposed to be taken by any government entity or private Party concerning the Leased Premises.

9.4   Hazardous Substances Indemnity. Lessee [or other occupant pursuant to any agreement authorizing mining] shall indemnify, defend. and hold harmless Lessor, employees, officers, and agents with respect to any and all damages, costs, liabilities, fees (including reasonable attorneys' fees and costs), penalties (civil and criminal). and cleanup costs arising out of or in any way related to Lessee's use. disposal. transportation, generation. sale or location upon or affecting the Leased Premises of Hazardous Substances, as defined in paragraph 9.3 of this Lease. This indemnity shall extend to the actions of Lessee's employees, agents assigns, sublessees. contractors. subcontractors, licensees and invitees. Lessee shall further indemnify, defend and hold harmless

Lessor from any and all damages, costs, liabilities, fees (including reasonable attorneys' fees and costs), penalties (civil and criminal), and cleanup costs arising out of or in any way related to any breach of the provisions of this Lease concerning Hazardous Substances. This indemnity is in addition to, and in no way limits, the general indemnity contained in paragraph 16.1 of this Lease.

9.5   Waste Certification. The Lessee shall provide upon abandonment, transfer of operation, assignment of rights, sealing-off of a mined area, and prior to lease relinquishment, certification to the Lessor that, based upon a complete search of all the operator's records for the Lease, and upon its knowledge of past operations, there have been no reportable quantities of hazardous substances as defined in 40 Code of Federal Regulations §302.4, or used oil as defined in Utah Administrative Code R315-15, discharged (as defined at 33 U.S.C. §1321(a)(2)), deposited or released within the Leased Premises, either on the surface or underground, and that all remedial actions necessary have been taken to protect human health and the environment with respect to such substances. Lessee shall additionally provide to Lessor a complete list of all hazardous substances, hazardous materials, and their respective Chemical Abstracts Service Registry Numbers, used or stored on, or delivered to, the Leased Premises. Such disclosure will be in addition to any other disclosure required by law or agreement.

10.   BONDING.

10.1   Lease Bond May Be Required. At the time this Lease is executed, Lessor may require Lessee to execute and file with the Lessor a good and sufficient bond or other financial guarantee acceptable to Lessor in order to: (a) guarantee Lessee's performance of all covenants and obligations under this Lease, including Lessee's obligation to pay royalties; and (b) ensure compensation for damage, if any, to the surface estate and any surface improvements.

10.2   Reclamation Bonding. The bond required by and filed with the Utah Division of Oil, Gas and Mining ("UDOGM") in connection with the issuance of a mine permit which includes the Leased Premises shall be deemed to satisfy Lessor's bonding requirements with respect to Lessee's reclamation obligations under this Lease; provided, however, upon notice to Lessee and a public hearing with respect to the basis for its decision, the Lessor may, in its reasonable discretion, determine that the bond filed with UDOGM is insufficient to protect Lessor's interests. In such an event the Lessor shall enter written findings as to the basis for its calculation of the perceived insufficiency and enter an order establishing the amount of additional bonding required. Lessee shall file any required additional bond with Lessor within thirty (30) days after demand by Lessor. Lessor may increase or decrease the amount of any additional bond from time to time in accordance with the same procedure.

10.3   Release of Additional Bond. Any additional bond required by Lessor pursuant to 10.2, Reclamation Bonding, may be released by Lessor at any time and shall be released no later than the time of final bond release by UDOGM with respect to the Leased Premises.

11.   WATER RIGHTS.

11.1   Water Rights in Name of Lessor. If Lessee files to appropriate water for use in association with this lease or operations upon the Leased Premises, the filing for such water right shall be made by Lessee in the name of Lessor at no cost to Lessor, and such water right shall become an appurtenance to the Leased Premises, subject to Lessee's right to use such water right at no cost during the term of this Lease.

11.2   Option to Purchase. If Lessee purchases or acquires an existing water right for use in association with this lease or operations upon the Leased Premises, Lessor shall have the option to acquire that portion of such water right as was used on the Leased Premises upon expiration or termination of this Lease. The option price for such water right shall be the fair market value of the water right as of the date of expiration or termination of this Lease. Upon expiration or termination of this Lease, Lessee shall notify Lessor in writing of all water rights purchased or acquired by Lessee for leased substances mining operations on the Leased Premises and its estimate of the fair market value of such water right. Lessor shall then have forty-five (45) days to exercise its option to acquire the water by payment to Lessee of the estimated fair market value. If Lessor disagrees with Lessee's estimate of fair market value, Lessor shall notify Lessee of its disagreement within the 45 day option exercise period. The fair market value of the water right shall then be appraised by a single appraiser mutually acceptable to both parties, which appraisal shall be final and not subject to review or appeal. If the parties cannot agree upon the choice of an appraiser, the fair market value of the water right shall be determined by a court of competent jurisdiction. Conveyance of any water right pursuant to this paragraph shall be by quit claim deed.

12.   ASSIGNMENT OR SUBLEASE; OVERRIDING ROYALTIES.

12.1   Consent Required. Lessee shall not assign or sublease this Lease in whole or in part, or otherwise assign or convey any rights or privileges granted by this Lease, including, without limitation, creation of overriding royalties or production payments, without the prior written consent of Lessor, which shall not be unreasonably withheld. Lessee agrees that Lessor, in determining whether to consent to any proposed assignment, may reasonably consider the proposed assignee's financial capacity, ability to market and process leased substances, and may refuse to consent to such assignment if, in the Lessor's reasonable opinion, the proposed assignee lacks the necessary financial or technical capacity to mine, market and/or process leased substances in a manner comparable to Lessee. Any assignment, sublease or other conveyance made without prior written consent of Lessor shall have no legal effect unless and until approved in writing by Lessor. Exercise of any right with respect to the Leased Premises in violation of this provision shall constitute a default under this Lease.

12.2   Binding Effect. All of the terms and provisions of this Lease shall be binding upon and shall inure to the benefit of their respective successors, assigns, and sublessees.

12.3   Limitation on Overriding Royalties. Lessor reserves the right to disapprove the creation of an overriding royalty or production payment that would, in Lessor's reasonable discretion, constitute an unreasonable economic burden upon operation of the Lease. In exercising its discretion to disapprove the creation of an overriding royalty, Lessor shall consult with Lessee and any third parties involved and shall prepare findings to evidence the basis of its decision. Any transfer in interest which would create a cumulative overriding royalty burden in excess of 20% shall not be approved.

13.   OPERATIONS.

13.1   Permitting. Before Lessee commences exploration, drilling, or mining operations on the Leased Premises, it shall have obtained such permits and posted such bonds as may be required under applicable provisions of the Utah Mined Land Reclamation Act and associated regulations. Lessee shall maintain any required permits in place for the duration of mining operations and reclamation. Upon request, Lessee shall provide Lessor with a copy of all regulatory filings relating to permitting matters.

13.2   Plan of Operations. Prior to the commencement of any exploration, drilling, or mining operations on the Leased Premises, Lessee shall obtain Lessor's approval of a plan of operations for the Leased Premises. Lessor may modify the proposed plan of operations as is needed to insure that there is no waste of economically recoverable mineral reserves contained on the Leased Premises. In this context "waste" shall mean the inefficient utilization of, or the excessive or improper loss of an otherwise economically recoverable mineral resource. Lessor shall notify Lessee in writing of its approval or modifications of the plan of operations. The plan of operations submitted by Lessee shall be deemed approved by Lessor if Lessor has not otherwise notified Lessee within sixty (60) days of filing.

13.3   Plan of Operations - Modification. In the event that material changes are required to the plan of operations during the course of mining, Lessee shall submit a modification of the plan of operations to the Lessor. Routine adjustments to the plan of operations based upon geologic circumstances encountered during day-to-day mining operations do not require the submission of a modification. If the proposed changes require emergency action by Lessor, then the Lessee shall so notify the Lessor at the time of submission of the modification and the parties shall use their best efforts to meet the Lessee's time schedule regarding implementation of the changes. Non-emergency modifications will be reviewed promptly by Lessor to insure that there is no waste of economically recoverable mineral reserves pursuant to the plan of operations, as modified, and Lessor shall notify lessee in writing of its approval or modification of the proposed modification. Modifications shall be deemed approved by Lessor if Lessor has not otherwise notified Lessee within thirty (30) days of filing.

13.4   Mine Maps. Lessee shall maintain at the mine office clear, accurate, and detailed maps of all actual and planned operations. Such maps shall be certified by an engineer or geologist who is professionally licensed by the State of Utah or by a state having a reciprocal licensing agreement with the State of Utah. Lessee shall provide copies of such maps to Lessor upon request.

13.5   Good Mining Practices. Lessee shall conduct exploration and mining operations on the Leased Premises in accordance with standard industry operating practices, and shall avoid waste of economically recoverable leased substances. Lessee shall comply with all regulations and directives of the Mine Safety and Health Administration or successor agencies for the health and safety of employees and workers.

13.6   Mining Units. Lessor may approve the inclusion of the Leased Premises in a mining unit with federal, private or other non-state lands upon terms and conditions that it deems necessary to protect the interests of the Lessor, including without limitation segregation of production, accounting for commingled leased substances production, and minimum production requirements or minimum royalties for the Leased Premises.

14. EQUIPMENT; RESTORATION.

14.1 Equipment. Upon termination of this Lease, Lessee shall remove, and shall have the right to remove, all improvements, equipment, stockpiles, and dumps from the Leased Premises within six (6) months; provided, however, that Lessor may, at Lessor's sole risk and expense, and subject to Lessee's compliance with requirements imposed by UDOGM and MSHA, require Lessee to retain in place underground timbering supports, shaft linings, rails, and other installations reasonably necessary for future mining of the Leased Premises. All improvements and equipment remaining on the Leased Premises after six (6) months may be deemed forfeited to Lessor upon written notice of such forfeiture to Lessee. Lessee may abandon underground improvements, equipment of any type, stockpiles and dumps in place if such abandonment is in compliance with applicable law, and further provided that Lessee provides Lessor with financial or other assurances sufficient in Lessor's reasonable discretion to protect Lessor from future environmental liability with respect to such abandonment or any associated hazardous waste spills or releases. Lessee shall identify and locate on the mine map the location of all equipment abandoned on the Lease Premises.

14.2 Restoration and Reclamation. Upon termination of this Lease, Lessee shall reclaim the Leased Premises in accordance with the requirements of applicable law, including mine permits and reclamation plans on file with UDOGM. Lessee shall further abate any hazardous condition on or associated with the Leased Premises. Lessee and representatives of all governmental agencies having jurisdiction shall have the right to re-enter the Leased Premises for reclamation purposes for a reasonable period after termination of the Lease.

15. MULTIPLE MINERAL DEVELOPMENT.

The Utah School and Institutional Trust Lands Administration may designate any lands under its authority as a Multiple Mineral Development Area (MMD). In designated MMDs the Lessor may require in addition to the terms and conditions of this lease such stipulations or restrictions as may be necessary in the determination of the Director to integrate and coordinate the operations of lessees having an interest in the lands in order to conserve natural resource and optimize revenues to the trust-land beneficiaries.

16. DEFAULT

16.1 Notice of Default; Termination. Upon Lessee's violation of or failure to comply with any of the terms, conditions or covenants set forth in this Lease, Lessor shall notify Lessee of such default by registered or certified mail, return receipt requested, at the last address for Lessee set forth in Lessor's files. Lessee shall then have thirty (30) days, or such longer period as may be granted in writing by Lessor, to either cure the default or request a hearing pursuant to the Lessor's administrative adjudication rules. In the event Lessee fails to cure the default or request a hearing within the specified time period, Lessor may cancel this Lease without further notice to or appeal by Lessee.

16.2 Effect of Termination. The termination of this Lease for any reason, whether through expiration, cancellation or relinquishment, shall not limit the rights of the Lessor to recover any royalties and/or damages for which Lessee may be liable, to recover on any bond on file, or to seek injunctive relief to enjoin continuing violations of the Lease terms. No remedy or election under this Lease shall be deemed exclusive, but shall, wherever possible, be cumulative with all other remedies available under this Lease, at law, or in equity. Lessee shall surrender the Leased Premises upon termination; however, the obligations of Lessee with respect to reclamation, indemnification and other continuing covenants imposed by this Lease shall survive the termination. All fees, rentals and monies of any type previously paid by the Lessee to the Lessor are forfeited to the trust.

17. **MISCELLANEOUS PROVISIONS.**

17.1 Indemnity. Except as limited by paragraph 7.2, Inspection. Lessee shall indemnify and hold Lessor harmless for, from and against each and every claim, demand, liability, loss, cost, damage and expense, including, without limitation, attorneys' fees and court costs, arising in any way out of Lessee's occupation and use of the Leased Premises, including without limitation claims for death, personal injury, property damage, and unpaid wages and benefits. Lessee further agrees to indemnify and hold Lessor harmless for, from and against all claims, demands, liabilities, damages and penalties arising out of any failure of Lessee to comply with any of Lessee's obligations under this Lease, including without limitation reasonable attorneys' fees and court costs. Lessee may be required to obtain insurance in a type and in an amount acceptable to Lessor, naming the Trust Lands Administration, its employees, its Board of trustees and the State of Utah as co-insured parties under the policy.

17.2 Interest. Interest shall accrue and be payable on all obligations arising under this Lease at such rate as may be set from time to time by rule enacted by Lessor. Interest shall accrue and be payable, without necessity of demand, from the date each such obligation shall arise.

17.3 Suspension. In the event that Lessor in its reasonable discretion determines that suspension is necessary in the interests of conservation of the leased substances; that prevailing market conditions for the leased substances render continued operation of the subject property uneconomic, or if Lessee has been prevented from performing any of its obligations or responsibilities under this Lease or from conducting mining operations by labor strikes, fires, floods, explosions, riots, acts of terrorism, any unusual mining casualties or conditions, Acts of God, government restrictions or orders, severe weather conditions, or other extraordinary events beyond its control, then the time for performance of this Lease by Lessee shall be suspended during the continuance of such conditions or acts which prevent performance, excepting any payments due and owing to Lessor.

17.4 Consent to Suit; Jurisdiction. This Lease shall be governed by the laws of the State of Utah. Lessor and Lessee agree that all disputes arising out of this Lease shall be litigated only in the Third Judicial District Court for Salt Lake County, Utah, and Lessee consents to the jurisdiction of such court. Lessee shall not bring any action against Lessor without exhaustion of available administrative remedies and compliance with applicable requirements of the Utah Governmental Immunity Act.

17.5 No Waiver. No waiver of the breach of any provision of this Lease shall be construed as a waiver of any preceding or succeeding breach of the same or any other provision of this Lease, nor shall the acceptance of rentals or royalties by Lessor during any period of time in which Lessee is in default be deemed to be a waiver of such default.

17.6   Severability.   The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

17.7   Entire Lease. This Lease together with any attached stipulations, sets forth the entire agreement between Lessor and Lessee with respect to the subject matter of this lease. No subsequent alteration of amendment to this Lease shall be binding upon Lessor and Lessee unless in writing and signed by each of them.

IN WITNESS WHEREOF, the parties have executed this Lease as of the date hereinabove first written.

THE STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION ("LESSOR")

KEVIN S. CARTER, DIRECTOR

By: ____________________
THOMAS B. FADDIES
ASSISTANT DIRECTOR/MINERALS
School & Institutional Trust Lands Administration - LESSOR

APPROVED AS TO FORM:
MARK L. SHURTLEFF
ATTORNEY GENERAL

By: ____________________

Form Approved: 8/6/08

LESSEE: EARTH ENERGY RESOURCES, INC

By: ____________________

Its: VICE PRESIDENT



STATE OF UTAH)
:
COUNTY OF SALT LAKE)

On the 2nd day of March, 2010, personally appeared before me THOMAS B. FADDIES, the ASSISTANT DIRECTOR of Minerals of the School and Institutional Trust Lands Administration of the State of Utah (SITLA), who, his identify and position having been satisfactorily established to me, affirmed to me upon oath that the governing body of SITLA, has authorized him to execute the foregoing instrument, and did duly acknowledge in my presence having executed the same for the purpose stated therein.

Given under my hand and seal this 2nd day of March, 2010.

My commission expires: 5/25/2010

Alice K Kearney
Notary Public

NOTARY PUBLIC
ALICE K. KEARNEY
675 E. 500 S., Suite 500
Salt Lake City Utah 84102
My Commission Expires
May 25 2010
STATE OF UTAH

STATE OF)
:
COUNTY OF)

On the ________ day of ______________, 20___, personally appeared before me ______________________________, signer(s) of the above instrument, personally known to me, or whose identity has been satisfactorily established to me, who did duly acknowledge to me that (he) (she) (they) voluntarily executed the foregoing instrument for the purpose stated therein.

Given under my hand and seal this ______ day of ________________, 20___.

My commission expires:

____
Notary Public

~~STATE~~ PROVINCE OF ALBERTA)
:
~~COUNTY~~ OF CANADA)

On the 17TH day of FEBRUARY, 2010, personally appeared before me (name) BARCLAY E. CUTHBERT the (title) VICE PRESIDENT of (entity) EARTH ENERGY RESOURCES, INC. and vesting, who, his/~~her~~ identity and position having been satisfactorily established to me, affirmed to me upon oath that the governing body of said entity, has authorized him/~~her~~ to execute the foregoing instrument, and did duly acknowledge in my presence having executed the same for the purpose stated therein.

Given under my hand and seal this 17TH day of FEBRUARY, 2010.

My commission DOES NOT expires:

Notary Public IN AND FOR ALBERTA

STEPHEN W. WILSON
BARRISTER AND SOLICITOR